UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Amended Application For Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐ Merger

☒ Liquidation

☐ Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Cohen & Steers Active Commodities Strategy Fund, Inc.

3.	Securities and Exchange Commission File No.: 811-22938

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	☒ Initial Application	☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
280 Park Avenue, 10th Floor, New York, NY 10017

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Dana DeVivo, Esq. Cohen & Steers 280 Park Avenue, 10th Floor New York, NY 10017 212-832-3232

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Francis C. Poli, Esq. Cohen & Steers 280 Park Avenue, 10th Floor New York, NY 10017 212-832-3232

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	☒ Open-end	☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Adviser: Cohen & Steers Capital Management, Inc. 280 Park Avenue New York, NY 10017

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Cohen & Steers Securities, LLC 280 Park Avenue New York, NY 10017

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es): N/A

(b) Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g ., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: On February 26, 2018, the Board of Directors approved resolutions authorizing the liquidation of Cohen & Steers Active Commodities Strategy Fund, Inc.

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Board of Directors has authority, pursuant to the Articles of Incorporation, to liquidate the Fund by a vote of the Board of Directors. Notice of the decision of the Board of Directors to liquidate the Fund was mailed to shareholders on or about February 26, 2018.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No

(a) If Yes, list the date(s) on which the fund made those distributions:

April 13, 2018

(b) Were the distributions made on the basis of net assets?

	☒ Yes	☐ No

(c) Were the distributions made PRO RATA based on share ownership?

	☒ Yes	☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) LIQUIDATIONS ONLY: Were any distributions to shareholders made in kind?

	☐ Yes	☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

Not applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	☒ Yes	☐ No

If No, (a) How many shareholders does the fund have as of the date this form is filed? (b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	☐ Yes	☒ No

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

	☐ Yes	☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	☐ Yes	☒ No

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $44,582.50

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately): Blue Sky Fees: $5,380 Printing and Mailing Expenses: $636.50

(iv) Total expenses (sum of lines (i)-(iii) above): $50,599.00

(b) How were those expenses allocated? Directly.

(c) Who paid those expenses? All expenses were paid by the Fund.

(d) How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

		☐ Yes	☒ No

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	Not applicable.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Cohen & Steers Active Commodities Strategy Fund, Inc., (ii) he or she is the Secretary and Chief Legal Officer of Cohen & Steers Active Commodities Strategy Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Francis C. Poli

Francis C. Poli